Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Annual Report Pursuant to Regulation A

For the year ended December 31, 2020

Iroquois Valley Farmland REIT, PBC
(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

708 Church Street

Suite 234

Evanston, IL 60201

(Full mailing address of principal executive offices)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Cautionary Note Regarding Forward-Looking Statements

Some of the statements in this Annual Report constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events, or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “project,” “should,” “will” and “would” or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Forward-looking statements we make in this Annual Report are subject to various risks and uncertainties that could cause actual results to vary from our forward-looking statements, including:

•	our future operating results;

•	our business and investment prospects;

•	changes in our business strategy;

•	availability, terms, and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy;

•	changes in governmental regulations, tax rates and similar matters;

•	the degree and nature of our competition;

•	the adequacy of our cash reserves and working capital; and

•	the timing of cash flows, if any, from our investments.

Details of risk factors identified by management are included under the heading “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A POS dated July 10, 2020, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Item 1. Business

The Company

Iroquois Valley Farmland REIT, PBC, a Delaware public benefit corporation (“Iroquois Valley REIT”), is an organic farmland finance company. We will select, value, and manage farmland investments across the Unites States (each, a “Farmland Investment”). Farmland Investments include the acquisition of farmland, mortgage financings secured by farmland, and extending operating lines of credit to farmers, all centered around organic farming. We are one of the first private companies in North America to offer investors direct exposure to a diversified portfolio of certified organic farmland.

Our offering of up to $50,000,000 in our common stock (the “Offering”) was initially qualified by the SEC pursuant to SEC Regulation A, Tier 2, on May 3, 2019. As of July 10, 2020, the date of our most recent Offering Statement, we had raised total aggregate gross offering proceeds of approximately $6,912,274. Accordingly, as of that date, we were offering up to $43,087,726 in shares of our common stock to prospective investors. We expect to offer common stock in this Offering until we raise the maximum amount being offered, namely $50,000,000 in total, unless terminated by our board of directors at an earlier time. There is no established public trading market for our common stock. This is a “best efforts” offering, which means that we will use our best efforts to sell shares of common stock, but there is no obligation to purchase or sell any specific amount of shares. We expect to use substantially all proceeds from this Offering to acquire additional Farmland Investments throughout the United States. For details of the Offering, see our Offering Statement on Form 1-A POS dated July 10, 2020, filed with the SEC, as has been and may be amended from time to time, accessible on the SEC’s website at www.sec.gov.

We conduct our business and own our Farmland Investments through our operating company, Iroquois Valley Farms LLC, an Illinois limited liability company (“Iroquois Valley LLC”), which was formed on June 5, 2007. In an effort to simplify tax reporting and provide opportunities to more effectively raise growth capital, effective as of December 31, 2016, the members and managers of Iroquois Valley LLC approved and implemented a conversion from a limited liability company owned by multiple equity owners to the current operating structure. As part of the conversion our operating tax status changed, as we went from a limited liability company taxed as a partnership, to a real estate investment trust (“REIT”), taxed pursuant to provisions of the Internal Revenue Code of 1986, as amended. In the conversion, the members of Iroquois Valley LLC contributed 99% of their membership interests to the Company and 1% of their membership interests to Iroquois Valley Farmland TRS, Inc. (“Iroquois Valley TRS”), a taxable REIT subsidiary, and as a result of the transaction Iroquois Valley REIT owns (i) 100% of Iroquois Valley TRS and (ii) 99% of Iroquois Valley LLC (with Iroquois Valley TRS owning the remaining 1% of Iroquois Valley LLC). Iroquois Valley REIT now serves as Manager of Iroquois Valley LLC.

Hereinafter, references to “Iroquois Valley,” “we,” “us,” “our,” or the “Company” refer to the entire Iroquois Valley corporate family, namely Iroquois Valley REIT together with its consolidated subsidiaries, including, our operating company, Iroquois Valley LLC (as well as any subsidiaries thereof), and Iroquois Valley TRS.

Social and Environmental Objectives of Iroquois Valley

Iroquois Valley focuses on organic agriculture that positively impacts the health and sustainability of food systems, farming communities, and ecosystems. We support family farms and aim to support the next generation of American farmers. We embrace the following guiding principles as our “Vision Statement”:

•	Enable the next generation of young farmers to positively impact world health;
•	Farm with healthy, humane and organic practices without GMOs, toxic pesticides, herbicides, fungicides, synthetic fertilizers, or other harmful chemicals;
•	Keep the farmers on the land by indefinitely renewing their leases and preferentially selling to the farm tenant;
•	Enable farmers to own land by providing mortgage financing;
•	Provide working capital to farmers by providing operating lines of credit;
•	Grow a broad base of mission-aligned investors and partners working to heal people and planet;
•	Transition traditional investment capital from conventional trading and extractive practices to renewable and regenerative uses;
•	Maintain a fair-valued and democratically governed enterprise enabling both investors and farmers to enjoy a stable and profitable return on their farming investment; and
•	Protect farmland.

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Our Portfolio Objectives

Our objectives when acquiring Farmland Investments are to:

•	Offer investors a diversified farmland portfolio in terms of geography, production mix, and asset class;
•	Balance new and existing relationships with farmers;
•	Grow the fair market value of our shares;
•	Provide investors liquidity through redemption of our common stock while maintaining ownership of the underlying farmland assets in perpetuity;
•	Pay annual dividends; and
•	Preserve, protect, and return investor capital contributions.

We seek to achieve these objectives steadily over time; however, there is no assurance that we will meet the foregoing objectives. See “Risk Factors,” below.

Our Strategy

We aim to provide investors access to a diversified portfolio of certified organic farmland in line with our portfolio objectives and public benefit commitment. We expect to use substantially all the net proceeds of our Offering to invest in Farmland Investments throughout the United States. We may invest in Farmland Investments through one or more joint ventures or subsidiaries. See “Estimated Use of Proceeds.”

In selecting Farmland Investments, we prioritize those which will provide financial returns and further our social and environmental objectives. For real estate investments, we hope to acquire and manage farmland properties that generate both fixed and variable leasing revenue from tenants. For debt investments (i.e., mortgages and operating lines of credit), we directly structure, underwrite, and originate these products, allowing us to approach our underwriting in partnership with the farmer. Our focus with these debt instruments is to lend to farmers with a low risk of default based on due diligence supervised by our investment committee and board of directors. In structuring our loan transactions, we aim to receive an acceptable risk-adjusted return and to provide the farmer with a realistic and manageable payment schedule.

We also seek to acquire Farmland Investments that reflect the diversity of activities occurring on certified organic farmland throughout the United States. We seek to invest across a wide swath of geographic locations with operators that vary in terms of size, generational history, crop and production mixes, business plans, and supply chain practices.

Market Opportunities

Our income stream from Farmland Investments depends in large part on organic farmers’ revenue and profitability. Demand for organic food continues to grow, largely driven by millennials’ concern for the quality, source, and nutrition of the food they eat and feed their children. Organic farmers earn a price premium for their crops at market. Studies show that, as a result, over time organic farms can be more profitable than conventional farms of a similar size, scope, and crop variety. The growing demand for organic food, coupled with the price premium for certified organic products, is fundamental to our business model. Ultimately, we believe that in this market, our Farmland Investments will allow us to create income for periodic dividend payments to our stockholders, in addition to social and environmental impact.

Our Commitment to Impact

As a Delaware public benefit corporation, Iroquois Valley REIT and its board of directors will consider our public benefit purpose in addition to the financial interests of shareholders when making decisions. Pursuant to our Certificate of Incorporation, our public benefit purpose is enabling healthy food production, soil restoration and water quality improvement through the establishment of secure and sustainable farmland access tenures. Accordingly, we intend to operate in a responsible and sustainable manner.

We have taken a number of steps to further our commitment to social and environmental impact. Early on, we created the Director of Impact position on our staff. Those responsibilities have evolved and are now addressed by multiple staff positions, but we continue to prioritize environmental impact through our conservation department, led by our Director of Conservation, John Steven Bianucci. In 2019, Iroquois Valley became one of the first companies to undergo an Impact Management Assessment by Aeris Insight. Since 2012, we have been certified as a “B Corp,” a private certification awarded for meeting rigorous standards of social and environmental performance, accountability, and transparency. We have consistently scored within the top 10% of all B Corps assessed, earning us awards like “Best for the World Overall” and others in specific categories.

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Employees

The Company employs 14 persons total. The Company employs 11 persons full-time.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate and farming industries in general. These risks are outlined under the heading “Risk Factors” in our Offering Circular dated July 10, 2020 and qualified on July 28, 2020, available at www.sec.gov, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The following discussion and analysis is based on financial statements of Iroquois Valley REIT for the years ending December 31, 2020 (“Fiscal 2020”) and December 31, 2019 (“Fiscal 2019”). The discussion should be read in conjunction with the Company’s consolidated financial statements and the notes thereto contained in this Annual Report. None of the financial information in the discussion has been audited or reviewed by our independent auditors. Where appropriate, the discussion includes an analysis of the effects of this offering.

Operating Results

Below is a discussion of some of the more important aspects of the results of our operations for the year ending Fiscal 2020 and the year ending Fiscal 2019.

Revenues from Leasing Activities

During Fiscal 2020, we realized revenues of $1,568,599 from leasing activities (inclusive of reimbursements). This is an increase of $307,749, or 24% relative to the Fiscal 2019 figure of $1,260,850. The 2020 increase was due to the revenues received from seven farms purchased during 2020.

As of the end of Fiscal 2020, we had 46 farms under leases having terms of one (1) to nine (9) years remaining, compared to 39 farms as of the end of Fiscal 2019. Since the end of Fiscal 2020, we acquired two (2) additional farms, increasing the total farm count to 48. As of December 31, 2020, we had five (5) tenants with past-due rents that are deemed at high-risk of collection (categorized as default). We are actively working with these tenants to resolve past-due amounts. Additionally, we had several tenants past-due with low or moderate collection risk (categorized as watch or at-risk). As of the end of Fiscal 2020, we accrued a receivables reserve of approximately $171,000 to manage collection risk. Although we believe that we will be able to achieve a resolution to mitigate the loss of revenue with all past-due amounts, there can be no assurance that we will still not recognize significant losses of revenue with respect to these tenants.

Revenues from Mortgage Interest Income

We recognized revenues from providing mortgage financing for organic farmland of $754,203 in Fiscal 2020, an increase of 10% or $69,802 over the $684,401 achieved in Fiscal 2019. This increase was the result of a year-over-year increase in mortgage loan assets outstanding. As of the end of Fiscal 2020, we had 39 loans with a mortgage note net balance of $15,409,433. This compares to 29 loans, with a net balance of $12,282,241 as of the end of Fiscal 2019. Since the end of Fiscal 2020, we have made four additional loans, increasing the total loan count to 43.

Revenues from Operating Lines of Credit Income

We recognized revenues from providing operating line of credit financing for organic farmland of $61,498 in Fiscal 2020, an increase of 447% or $50,248 over the $11,250 achieved in Fiscal 2019. This increase was the result of a year-over-year increase in operating lines of credit assets outstanding. As of the end of Fiscal 2020, we had seven loans reflecting an operating line of credit net balance of $1,810,163. This compares to one loan, with a net balance of $502,500 as of the end of Fiscal 2019. Since the end of Fiscal 2020, we have made one additional line of credit loan, increasing the total operating line of credit count to eight.

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Revenue from Grant Income

We recognized revenues from grants awarded by the National Resources Conservation Service, a division of the United States Department of Agriculture of $260,179 in Fiscal 2020, a decrease of 10% or $28,030 over the $288,209 achieved in Fiscal 2019. This decrease was due to the September 2020 expiration of the 2016 Conservation Innovation Grant.

Other Revenue

In addition to revenue from leases and financing, we collect a limited amount of other revenue, primarily from acquisition or loan origination fees, and interest on Company cash balances. In Fiscal 2020 we recorded $53,377 compared to $33,832 in Fiscal 2019.

Operating Expenses

Our total “Operating Expenses” for Fiscal 2020 were $2,150,664, an increase of 9%, or $175,881, over the $1,974,783 recorded in Fiscal 2019. The year-over-year increase was driven mostly by increases in employee expenses offset by a decline in general and administrative expenses. Additionally, we had increases in bad debts and loan losses, professional fees, real estate taxes, insurance, and depreciation and amortization. These increases were offset by a decrease in impairment of investments in real estate.

•	Employee expenses increased to $971,877 in 2020 compared to $585,725 in 2019, a $386,152, or 66% year-over-year increase. This increase was due to an increase in headcount from six employees at the end of Fiscal 2019 to 14 employees at the end of Fiscal 2020, as well as salary increases and bonuses paid to certain employees.
•	General and administrative expenses decreased to $255,292 in 2020 compared to $422,544 in 2019, a $167,252, or 40% year-over-year decrease. This decrease was the result of an overall reduction of expenses, including large reductions in travel and meals expenses, grant related expenses, and repairs and maintenance expenses.
•	Provision for bad debts and loan losses increased to $40,949 in 2020 from $38,867 in 2019, a $2,082 or 5% year-over-year increase. The increase was primarily due to a $17,251 increase in mortgage notes receivable reserves and a $31,762 increase in operating line of credit allowance for doubtful accounts, offset by an interest receivable recovery of $8,064.
•	Professional fees increased to $470,984 in 2020 from $416,057 in 2019, a $54,927 or 13% year-over-year increase. The increase was primarily the result of increases in legal fees and accounting fees.
•	Real estate taxes increased to $172,157 in 2020 from $151,429 in 2019, a $20,728 or 14% year-over-year increase. The increase was due to the addition of new properties in 2020.
•	Insurance increased to $41,126 in 2020 compared to $27,324 in 2019, a $13,802 or 51% year-over-year increase. The increase was due to a larger number of insurable properties in 2020 compared to 2019.
•	Depreciation and amortization increased to $198,279 in 2020 from $189,837 in 2019, an $8,442 or 4% year-over-year increase. The increase was the result of additional owned properties with depreciable assets in Fiscal 2020, and a full year of depreciation expense associated with depreciable assets purchased in Fiscal 2019.
•	Interest expense decreased to $442,394 in 2020 from $449,183 in 2019, a $6,789 or 2% year-over-year decrease. The decline was the result of decreased and lower-cost indebtedness.

General Discussion of Expenses

The leases in our portfolio are structured as triple-net leases, under which the tenant is responsible for substantially all of the property-related expenses, including taxes, maintenance, water usage, and insurance either directly or as reimbursement under the terms of the lease. We do occasionally cover expenses associated with major capital improvements, with such expenses increasing the rental cost of the farmland. Additionally, our mortgage loan assets have limited direct costs given the nature of a loan asset. As such, the cash expenses associated with our operations mainly consist of general and administrative expenses and professional fees associated with managing the portfolio rather than the assets directly. We expect to incur costs associated with employing our personnel, investment due diligence, marketing and promotion, consulting fees, legal fees, and accounting fees. We believe that our operational platform is scalable and do not expect to see expenses grow at rates equivalent to those of our assets. We believe that we will be able to achieve economies of scale as our farmland portfolio grows and as our investment portfolio increases over-time. This will enable us to reduce our operating cost as a percentage of assets.

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Conservation Innovation Grants

In 2016, we were awarded a $944,615 grant by the National Resources Conservation Service (“NRCS”), a division of the United States Department of Agriculture (“USDA”). The grant became effective on December 2, 2016 and ran through September 30, 2020. Under the terms of the grant, we received reimbursement for certain expenses associated with the Soil Restoration Notes offerings (discussed below), soil development and soil health measurement.

In addition, in December 2019 Iroquois Valley LLC was awarded a $700,000 grant from the NRCS. The purpose of this Conservation Innovation Grant is to increase the pace and scale of conservation adoption by increasing the flow of investment capital funding farmer operating lines of credit. This three-year grant began in March 2020. Under the terms of the grant, the Company receives reimbursement totaling $700,000 for expenses associated with achieving intended outcomes.

Given the contingent nature of the grants (reimbursements are only made after we incur expenses related to the grant) we have not recorded the full grant amount as an asset related to future reimbursement payments. Instead, we record grant reimbursements after incurring expenses related to grant activities. We are reimbursed by the USDA on a monthly basis.

Liquidity and Capital Resources

Our main cash requirements relate to operating expenses and commitments associated with outstanding borrowings. We do not have any ongoing equity payment obligations except those that arise out of earnings and profits distributions as required under REIT tax law.

Our liquidity needs consist primarily of cash needed for organic Farmland Investments and borrowing obligations. Consistent with historical operations we intend to acquire additional farmland and provide financing backed by farmland. We also have to service debt obligations, making principal and interest payments on existing debt and any additional debt we may incur. On a selective basis we may make capital expenditures on owned farmland but have no such committed capital at this time. We plan to meet our long-term liquidity requirements through funding from this offering, cash-flow from operations, and the insurance of secured and unsecured borrowings. Revenue has historically been sufficient to meet the needs of operating expenses.

The Company currently has revolving lines of credit totaling $4,500,000 across three different lenders. As of the date of this Annual Report we have no outstanding balances under these lines of credit. We primarily use these lines of credit to fund Farmland Investments, both direct real estate investments and loan financings. In the past, we have used proceeds from our offerings (both equity and unsecured debt) to repay the line of credit borrowings.

As of the date of this Annual Report, we anticipate approximately $850,000 of unsecured loan obligations coming due during the remainder of 2021. We have no secured loan obligations coming due in the next twelve months. We intend to repay the unsecured notes with proceeds from this Offering and a concurrent debt offering of unsecured promissory notes by Iroquois Valley LLC (See “Soil Restoration Note Offering” below).

We believe that upon the completion of this Offering, we will have better access to equity capital than we have had through previous private equity offerings that were limited to accredited investors. However, we cannot assure that such improved access will materialize. Our ability to raise additional equity capital will depend on a number of factors including, overall farmland market performance, our operating results and market sentiment towards public benefit corporations. We also cannot predict the impact of the ongoing COVID-19 pandemic on our ability to access additional capital. We do not have any off-balance sheet arrangements.

Trend Information

We expect an increasing focus on healthy eating and improving the environment will drive demand for organic food and organic farmland. We believe these trends will continue to drive revenue growth for the Company.

We increased our mortgage loan liabilities from $1,339,830 in 2019 to $3,513,729 in 2020, an increase of $2,173,899 or 162%. The increase is the result of using mortgage loans to partially fund new property purchases.

We are evaluating the impact of COVID-19 on our performance. While we have not yet seen any material impact on our performance, we cannot predict the ultimate impact of COVID-19 on our farmers’ revenues or supplier networks.

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Paycheck Protection Program

On April 23, 2020 we entered into a $103,528 U.S. Small Business Administration (“SBA”) Paycheck Protection Program note payable. The note payable incurs interest at a fixed rate of 1.00% and is set to mature on April 23, 2022. The note is unsecured and is eligible for forgiveness subject to the provisions of the Coronavirus Aid, Relief and Economic Security Act (CARES Act). As of December 31, 2020, the note payable has not been forgiven by the SBA, but we intend to receive full forgiveness. If the loan is not forgiven, principal payments of approximately $77,500 and $26,000 are due for the years ending December 31, 2021 and 2022 respectively.

Soil Restoration Note Offering

As of the date of this Annual Report, our operating company, Iroquois Valley LLC, is currently offering unsecured promissory notes for sale to accredited investors only. These “Soil Restoration Notes” and similar unsecured notes are consolidated at the Iroquois Valley REIT level for accounting purposes. We first started issuing unsecured notes in 2015 and the amount outstanding has increased to $16,480,000 as of December 31, 2020. The rates and maturities of the full complement of these unsecured notes vary by issuance and series, but they are generally lower cost than those terms available from traditional lenders. We intend to issue additional unsecured notes through the existing Soil Restoration Note offering and future offerings to partially meet future cash needs.

Item 3. Directors and Officers

Board of Directors

Name	Position	Age	Term of Office
Dr. Stephen P. Rivard	Chairperson of the Board of Directors	68	July 2017-2022
Andy Ambriole	Director	32	Sept 2019-2022
Rory Beyer	Director	42	Sept 2019-2021
Dorothy D. Burlin	Director	53	Sept 2019-2022
Sally Dodge	Director	73	June 2018-2021
Arnold W. Lau	Director	62	Aug 2020-2023
Joseph A. Mantoan	Director	67	Aug 2020-2023
Malaika Maphalala	Director	51	Aug 2020-2023
David E. Miller	Director	67	July 2017-2021

Executive Officers

Name	Position	Age	Start of Term
David E. Miller	President, Co-Founder, and Chief Executive Officer	67	1/1/13
Mark D. Schindel	Chief Financial and Investment Officer	58	4/23/19
Arnold W. Lau	Chief Operating Officer	62	2/1/15

Significant Employees

Name	Position	Age	Start of Term
Fany Bortolin	Senior Vice President, Secured Lending	45	3/18/20
Susan Stenander	Senior Vice President, Marketing	33	8/3/2020
John Steven Bianucci	Director of Conservation	61	8/23/14
Alex Mackay	Vice President Investor Relations	38	1/1/18
Claire Mesesan	Vice President Farmer Relations	29	8/17/15

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Business Experience

Board of Directors

Stephen P. Rivard, M.D., Chairperson

Dr. Rivard earned his undergraduate and medical degrees from Loyola University of Chicago. He began a practice in the newest medical specialty at the time – emergency medicine. After twenty-six years, and having raised two children, he changed careers and founded Illinois Vein Specialists in Illinois in 2008, another growing medical specialty business. He also began diversifying his investments to focus on health and organic farmland. His interest in organic farming goes beyond profit. It also includes the mission of creating a more socially conscious and sustainable future for his children. Dr. Rivard is now conducting outreach with other physicians and health care professions to bring attention to the varied health illnesses associated with the current food production system. Specifically, he is concerned about the growth of diabetes, food allergies and various cancer incidences that may be associated with food choices and agricultural production systems.

Andy Ambriole

Mr. Ambriole, his wife Catie, and two daughters farm approximately 1,000 acres of certified organic land or land in transition to organic certification. Crops grown include corn, popcorn, soybeans, and wheat. Andy is an active user of cover crops (ryegrass, cereal rye, buckwheat, oats, oil seed radishes and clovers). He also has a custom cover crop seeding business selling Blue River seed and cover crop seed. He also works on his parents' 1,500 acre conventional farm and worm casting business. Along with the typical grain crops, he also grows organic greenhouse tomatoes, and raises Nubian dairy goats. In 2021, Mr. Ambriole also began providing occasional due diligence support and similar services to Iroquois Valley as a paid consultant.

Mr. Ambriole is a 2007 graduate of Huntington North High School. He was awarded Indiana FFA State Star Farmer in 2008 and Huntington County Conservation Farmer in 2010. Currently, he serves as a Supervisor for the Huntington County Soil & Water Conservation District.

Rory Beyer

Mr. Beyer is a fifth-generation farmer. He and his wife Amber have one daughter, and together they farm their family’s 500-acre Beyercrest Farm in southeastern Minnesota (near Rollingstone) in Winona County. Their farm is diversified as an organic dairy, beef cattle, and grains farm, and makes extensive use of rotational pasture grazing and cover crops.

Mr. Beyer is active in organic and sustainable farming advocacy as exemplified by his membership on Organic Valley’s Dairy Executive Committee and as a Director of the Organic Farming Research Foundation. He is active in his community, especially his church, St. John’s Lutheran Church of Lewiston, Minnesota.

Mr. Beyer has a BS in Animal Science from University of Wisconsin-River Falls and an MBA from Saint Mary’s University of Minnesota.

Dorothy D ("D.D.") Burlin

Ms. Burlin is a private investor and former attorney. She is an advocate for local, sustainable, organic, and regeneratively grown foods, with particular interest in creative uses of capital to fund the large-scale expansion of this sector. In 2011 she co-founded, and is a continuing member of, the Sustainable Local Food Investment Group (SLoFIG), a 30-member, mission-based, angel investor network based in Chicago, Illinois. From 2010 through 2014, she was an investor in Two Roads Farm LLC, a single-farm investment partnership founded by David Miller and Dr. Stephen Rivard that merged with Iroquois Valley Farms LLC in 2014.

As an attorney from 1992 to 2007, Ms. Burlin was licensed with the Illinois and Missouri bars, and she was licensed to practice before federal courts in several districts and circuits. Her work included extensive criminal law practice. Her academic credentials include a BA from Dartmouth College and a JD from Georgetown University.

Ms. Burlin and her husband, Johannes, reside in Chicago, Illinois with their two sons. They also have a small farm near Reeseville, Wisconsin. Ms. Burlin is active in non-profit and political fundraising. She is a long-time member of the Board of Directors of the American Youth Foundation.

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Sally Dodge

Ms. Dodge is a long-time farmer, creative entrepreneur, successful business owner, and energetic environmental activist. She was a Northeast Community Development Manager for Iroquois Valley from 2013-2019. She manages her family’s 350-acre farm in Pownal, Vermont, leasing it to several organic operators, including a 250 member CSA, an organic dairy farm, and an organic beef operation. She co-owns a flock of Katahdin sheep, and, with her partners, manages them by the Alan Savory Holistic Management system. She is a former beefalo farmer; she raised and marketed grass-fed beef before its importance to consumers became widely embraced. She has been instrumental in promoting and strengthening the link between local family farmers, restaurants, and direct farm sales through farmers’ markets and CSAs. She is one of the pioneers of the locally-grown food movement. She created Taste Vermont, a bi-annual event in the ’90s which promoted public awareness of specialty farmers in Vermont and their importance to the Vermont brand.

Ms. Dodge served for 18 years as a trustee of the Vermont Land Trust, where she took part in helping the organization move toward supporting diversified farms and farm acquisition programs. She is a member of the board of directors of the Cleveland H. Dodge Foundation, serving as their liaison to the Wildlife Conservation Society.

She was educated at Miss Porter’s School and studied modern European government, economics, and culture during a seminal year at Franklin College Switzerland, before attending Bennington College and Wesleyan University.

She is an owner of The Mountain Goat, an outdoor outfitting store in Manchester, Vermont. She lives in Manchester with her husband, Dale Guldbrandsen. They have five children and five grandchildren.

Arnold Lau

In addition to serving as the Company’s Chief Operating Officer, Mr. Lau is a private investor and independent securities trader. Born and raised in Honolulu, Hawaii, he earned his BA from Lawrence University, and an MBA from Northwestern University. He was previously a member of the Chicago Board Options Exchange from 1983 until 1999, and a member of the Chicago Board of Trade from 1985 until 2007. He is a life member of the Sierra Club and the Nature Conservancy. Mr. Lau has been an investor in Iroquois Valley or its precursors (Two Roads Farm LLC, Shelby County, Illinois) since 2009, a member of the Board since 2012, and Corporate Secretary since 2015. He is one of the nine original directors of the Company.

Joseph A. Mantoan

Mr. Mantoan is an advocate for ecological farming and farmland preservation. Mr. Mantoan was a managing partner at Accenture and consultant during his 30-year career in business. Mr. Mantoan served on the board of the United Way of Greater Milwaukee for twelve years and on the board of Wellspring Organic Farm for six years. He received his BA and MA in Accounting from the University of Illinois.

Mr. Mantoan grew up in the farming community of Kankakee County, Illinois. Along with his siblings, he is a co-owner of his family's 100-acre certified organic crop farm in Kankakee County. Mr. Mantoan and his wife also own 200 acres of certified organic farmland in Washington County, Wisconsin. The farm is managed by his son, who is raising livestock on pasture and using permaculture methods to grow perennial crops. Mr. Mantoan resides in Whitefish Bay, Wisconsin.

Malaika Maphalala

Ms. Maphalala is a Private Wealth Advisor and Partner at Natural Investments LLC, a national SEC registered Investment Advisory firm that has specialized in exclusively socially and environmentally responsible investments for over 30 years. A lifelong advocate for social change, Ms. Maphalala is driven by a passion for finding innovative approaches to bringing people and resources together to address social and environmental complexities. In her role as Wealth Advisor, Ms. Maphalala provides portfolio management and financial planning for high-net-worth individuals, families, and institutions across the country that want to use their wealth as a tool to transform society and economic systems using humane, restorative, and ecological principles as the guide. She specializes in Regenerative Investing, which is investment that directly supports the regenerative capacity of communities and ecosystems. Her areas of special interest and expertise encompass investments in sustainable agriculture, community development, clean and renewable energy, cooperative businesses, and microfinance.

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Ms. Maphalala received her BA from the Johnston Center for Integrative Studies at the University of Redlands and she holds a Certified Private Wealth Advisor® designation from the Investments and Wealth Institute in conjunction with the University of Chicago Booth School of Business. She currently lives full time on the island of Hawaii, her home for almost 25 years, where she and her family tend and enjoy their beloved, rural, solar-powered, organic farm and homestead.

David E. Miller

After a 30-year career in corporate finance and real estate, Mr. Miller returned to his native Illinois landscape in 2005 by purchasing a 10-acre farm from a family estate of his relatives. Keeping the farm in the family, he reconnected with local relatives and friends farming organically. In 2007, he co-founded Iroquois Valley Farms LLC to enable a new generation of farmers and investors to support healthy food production. Mr. Miller is currently CEO and President of Iroquois Valley.

Prior to developing sustainable farmland ventures, Mr. Miller held executive positions at Bank of America, Santa Fe Southern Pacific and First Chicago Corporation, which involved the management and oversight of real estate and capital equipment leasing portfolios. In 2008 he formed Working Farms Capital, an entity seeding new ventures in sustainable agriculture while providing transitional farm management services.

Mr. Miller is a 1975 graduate of Loyola University of Chicago and a 1978 graduate of Columbia University’s Graduate School of Business. Mr. Miller views education as the primary key to changing the health and economics of current food production systems. In that capacity, Mr. Miller is a founding member and Co-Chair of the advisory board for Loyola University’s Institute of Environmental Sustainability and is a recipient of the Institute’s first Damen Award, recognizing his services related to positive environmental change. Mr. Miller resides in Winnetka, Illinois with his wife and family. He continues to restore his small organic farm in Iroquois County, a family heritage since 1875, now being transitioned to native prairie and permaculture production.

Mr. Miller is a co-founder of Iroquois Valley and has served as its Chief Executive Officer continuously since its founding in 2007.

Executive Officers and Significant Employees

David E. Miller, Co-Founder and Chief Executive Officer

Biography included in Board of Directors section above.

Mark D. Schindel, Chief Financial and Investment Officer

As Chief Financial & Investment Officer, Mr. Schindel has responsibility for financial systems and reporting, budgeting and forecasting, reviewing new funding opportunities, monitoring and tracking the investment portfolio, and evaluating new deals. In joining the Company, Mr. Schindel was excited about the opportunity to work with a for-profit, mission driven organization striving to improve the health of the population and the planet.

Mr. Schindel received his BS in Finance from the University of Illinois, and his MBA from Northwestern’s J.L. Kellogg Graduate School of Management. He spent most of his career in the private equity business and as a financial consultant and private investor. Mr. Schindel lives in Chicago and enjoys tennis, downhill skiing, and hiking around the world.

Arnold Lau, Chief Operating Officer

Biography included in Board of Directors section above.

Fany Bortolin, Senior Vice President, Secured Lending

As Senior Vice President, Ms. Bortolin is responsible for managing organic farming lines of credit and creating tailored business and regenerative plans aimed to improve financial and environmental sustainability.

Ms. Bortolin has a Bachelor’s degree and Masters in Accounting and Financial Management and an additional BA in Social Psychology. Her strengths lie in driving financial and operational improvements in both growth and challenging economic environments, as well as creating environments that foster engagement, commitment, and collaboration.

Her uncompromising commitment to environmental issues, organic farming, and health inspired her to join Iroquois Valley in 2019.

11

Susan Stenander, Senior Vice President, Marketing

At Iroquois Valley, Ms. Stenander's work centers around marketing and strategic planning. Ms. Stenander is passionate about sustainability and brings experience as an entrepreneur and investor. Previously, Ms. Stenander spent 13 years at Henry Crown & Company where she worked in its corporate development group. During that time, she wrote the business plan for a successful commercial composting business that sparked her interest in building profitable businesses, at scale, with social impact. Ms. Stenander started her career at Arthur Andersen LLP. She received her undergraduate degree from Drake University in Accounting and Finance and an MBA from the Kellogg School of Management at Northwestern University. Ms. Stenander lives in Evanston where she enjoys cooking, documentaries and urban gardening.

John Steven Bianucci, Director of Conservation

As Director of Conservation, Mr. Bianucci has worked to maximize the tangible social and environmental bottom-line impacts of the Company. In addition, he advises the CEO and Board Chair on strategy, fundraising, policy, communications, public-private partnerships, and select companies. Mr. Bianucci has long been passionate about food sovereignty, social justice, health, organic farming and agroforestry. He has extensive corporate experience in branding, marketing and sales. Mr. Bianucci has been a successful researcher, advisor, and trader and has co-founded publications. One of these, Computer User magazine, was the country’s first regional computer publication and published monthly for 24 years. Mr. Bianucci graduated from Harvard College.

Alex Mackay, Vice President, Investor Relations

As Vice President, Investor Relations, Mr. Mackay focuses on raising new capital and keeping existing investors informed and happy on behalf of the Company. A longtime enthusiast for delicious, sustainable food, Mr. Mackay was drawn to Iroquois Valley for its ability to make significant impact through a scalable, for-profit model. Prior to working in finance, Mr. Mackay had a wide variety of hands-on experiences in the food industry, including at the farm, wholesale and retail levels.

Mr. Mackay received his BA in History from Columbia University and his MBA from Babson College. Originally from Hanover, NH, Mr. Mackay now lives with his wife and children in Portland, OR where he grocery shops at the farmers’ market, backcountry skis in the Cascades and goes on long forest walks with his dog.

Claire Mesesan, Vice President, Farmer Relations

Ms. Mesesan serves as VP, Farmer Relations where her work centers on process, program development, and resource-building. She is broadly focused on Iroquois Valley's farmer-facing work to ensure that partnerships are successful. Ms. Mesesan also works on impact strategy, evaluation, and reporting in support of the company's efforts to create public benefit.

Ms. Mesesan joined Iroquois Valley in 2015 as Communications Director where she created mission-driven, data-informed content across platforms. Ms. Mesesan gravitated toward stakeholder engagement as she connected with farmers to tell their stories, which led to her transition to farmer relations in 2021.

Ms. Mesesan completed her bachelor’s degrees in Philosophy and French from Loyola University Chicago. Within philosophy, Ms. Mesesan was interested in the ways land stewardship and land-based ethics intersect with social and political movements. After graduation, she spent a year in Madison, WI working as an AmeriCorps Farm-to-School educator. Ms. Mesesan lives in southern California where she enjoys gardening and all things outdoors, especially camping.

Compensation of Directors and Executive Officers

The 2020 compensation of our three highest paid executive officers were as follows:

Name	Position	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
David E. Miller [1]	Director, President, Co-Founder, and Chief Executive Officer	$120,000	$6,000	$126,000

Arnold W. Lau	Director and Chief Operating Officer	$100,000	$7,200	$107,200

Mark D. Schindel	Chief Financial and Investment Officer	$110,000	$7,200	$117,200

1 In January 2021, Mr. Miller received a $12,000 bonus based on his performance in 2020.

12

Members of the Iroquois Valley REIT board are not compensated solely for their service as directors. Directors who are also employees or contractors of the Company are typically paid for their work as employees or contractors, as applicable.

All officers and employees are eligible for cash bonuses. All officers and employees are eligible to receive stock options as compensation, but the Company has no plans to grant stock options.

Item 4. Security Ownership of Management and Certain Securityholders

The table below sets forth certain information regarding the beneficial ownership of shares of our common stock for our directors and named executive officers as a group as of April 1, 2021. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person.

Name	Address	Shares (1)	% Ownership
Officers and Directors as a group (2)	708 Church Street, Suite 234, Evanston, Illinois 60204	4,068	4.56%

Peterffy Foundation, Christopher Upzen, Secretary	777 S. Flager Dr., E. Tower No. 1001, West Palm Beach, FL 33401	8,051.09	9.0%

DCS Irrevocable Trust Diana Singleton, Trustee	303 North Glenoaks Blvd. Burbank, CA 91502	6,900	7.7%

(1)	Percentage of beneficial ownership is based upon 89,441.77 shares of Iroquois Valley REIT’s common stock outstanding as of April 1, 2021. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for determining the number of shares beneficially owned and for computing the percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.
(2)	Shares owned by Mr. Miller, as well as total shares of all officers and directors as a group, have been amended to include ownership of options to purchase common stock held by these individuals, in compliance with the SEC’s definition of beneficial ownership (described in footnote 1 above). As of April 1, 2021, Mr. Miller owned options to purchase 600 shares of common stock.

No common shares beneficially owned by any director or executive officer have been pledged as security for a loan.

Other than the persons listed above, the Company does not have any persons known to us to be beneficial owners of 5% or more of our common stock.

Item 5. Interest of Management and Others in Certain Transactions

The following briefly summarizes any transactions during the last two completed fiscal years and the current fiscal year to which Iroquois Valley was a participant and where there is a direct or indirect material interest:

•	Mr. Ambriole is a member of our board of directors, the lessee of five of our farms (Old Oak, Sparta Woods, Brindle, Yoder and Lake Wawasee), and a 1st mortgage-secured borrower for a farm he has purchased (Phyllis Farm). As such, there could be a future conflict of interest arising from Mr. Ambriole’s roles as a director, as the tenant of these farms, and as a borrower from Iroquois Valley. Beginning in 2021, Mr. Ambriole also began providing occasional due diligence support and similar services to the Company as a paid consultant.

•	Mr. Beyer is a member of the Iroquois Valley REIT board of directors and is a borrower from the Company via a single, $827,000 1st mortgage between Iroquois Valley LLC and Mr. Beyer’s parents, guaranteed by Mr. Beyer himself. Future conflicts of interest could arise from Mr. Beyer’s roles as a director and as a borrower from Iroquois Valley.

13

Item 6. Other Information

None.

14

Item 7. Financial Statements

Iroquois Valley Farmland REIT, PBC

Consolidated Financial Statements

December 31, 2020 and 2019

15

F-1

Independent Auditor's Report

To the Board of Directors

Iroquois Valley Farmland REIT, PBC

We have audited the accompanying consolidated financial statements of Iroquois Valley Farmland REIT, PBC and its subsidiaries (the "Company"), which comprise the consolidated balance sheet as of December 31, 2020 and 2019 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iroquois Valley Farmland REIT, PBC and its subsidiaries as of December 31, 2020 and 2019 and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

April 23, 2021

F-2

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED BALANCE SHEETS

December 31, 2020 and 2019

ASSETS	2020	2019

Investments in real estate, at cost:
Land	$44,746,626	$37,842,971
Land improvements, machinery and equipment	2,125,126	1,791,570
Buildings and building improvements	1,338,749	1,191,465

Total investment in real estate	48,210,501	40,826,006
Less accumulated depreciation	1,042,009	856,184

Net investment in real estate	47,168,492	39,969,822

Cash and cash equivalents	3,559,309	1,629,184
Accrued income	117,480	80,578
Accounts receivable, less allowance for doubtful accounts of $170,676 and $160,353 in 2020 and 2019, respectively	540,325	419,663
Prepaids and other assets	146,311	189,752
Interest receivable, less allowance for doubtful accounts of $25,982 and $79,254 in 2020 and 2019, respectively	107,563	79,134
Mortgage notes receivable, net of deferred origination fees and loan loss reserves of $157,577 and $139,348 in 2020 and 2019, respectively	15,409,433	12,282,241
Operating lines of credit receivable, less allowance for doubtful accounts of $31,762 and $0 in 2020 and 2019, respectively	1,810,163	502,500

Total other assets	21,690,584	15,183,052

Total assets	$68,859,076	$55,152,874

LIABILITIES AND EQUITY

Accounts payable and accrued expenses	$354,440	$403,415
Note payable, paycheck protection program	103,528	–
Mortgages payable	3,513,729	1,339,830
Notes payable, unsecured	16,480,000	15,740,000

Total liabilities	20,451,697	17,483,245

EQUITY
Controlling interests	48,036,966	37,307,842
Noncontrolling interests	370,413	361,787

	48,407,379	37,669,629

Total liabilities and equity	$68,859,076	$55,152,874

The accompanying notes are an integral part of these consolidated statements.

F-3

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2020 and 2019

	2020	2019
Revenue
Rental income, net	$1,568,599	$1,260,850
Mortgage interest income	754,203	684,401
Operating lines of credit interest income	61,498	11,250
Grant revenue	260,179	288,209
Other	53,377	33,832

Total revenue	2,697,856	2,278,542

Operating expenses
Employee expenses	971,877	585,725
General and administrative	255,292	422,544
Change in provision for bad debts and loan losses	40,949	38,867
Professional fees	470,984	416,057
Real estate taxes	172,157	151,429
Insurance	41,126	27,324
Impairment of investment in real estate	–	143,000
Depreciation and amortization	198,279	189,837

Total operating expenses	2,150,664	1,974,783

Operating income	547,192	303,759

Interest expense	442,394	449,183

Net income (loss) before net gain on sales of real estate	104,798	(145,424)
Net gain on sales of real estate	11,185	21,023

NET INCOME (LOSS)	115,983	(124,401)

Net income (loss) attributable to noncontrolling interests	10,431	11,787

Net income (loss) attributable to controlling interests	$105,552	$(136,188)

The accompanying notes are an integral part of these consolidated statements.

F-4

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Years ended December 31, 2020 and 2019

	Common Stock (1)
	Shares Issued and		Additional Paid-in	Retained	Total Controlling	Non- controlling	Total
	Outstanding	Amount	Capital	Earnings	Interest	Interests	Equity

Stockholders' equity, January 1, 2019	58,294.635	$583	$10,018,363	$21,074,585	$31,093,531	$–	$31,093,531

Net income (loss)	–	–	–	(136,188)	(136,188)	11,787	(124,401)

Contributions from stockholders	13,464.181	135	8,311,724	–	8,311,859	–	8,311,859

Redemptions paid to stockholders	(3,087.597)	(31)	(1,891,117)	–	(1,891,148)	–	(1,891,148)

Contributions from noncontrolling interests	–	–	–	–	–	350,000	350,000

Syndication costs	–	–	–	(70,212)	(70,212)	–	(70,212)

Stockholders' equity, December 31, 2019	68,671.219	$687	$16,438,970	$20,868,185	$37,307,842	$361,787	$37,669,629

Net income (loss)	–	–	–	105,552	105,552	10,431	115,983

Contributions from stockholders	19,880.698	199	12,200,026	–	12,200,225	–	12,200,225

Dividends paid to stockholders	–	–	–	(321,882)	(321,882)	–	(321,882)

Redemptions paid to stockholders	(2,052.797)	(21)	(1,221,401)	–	(1,221,422)	–	(1,221,422)

Distributions to noncontrolling interests	–	–	–	–	–	(1,805)	(1,805)

Syndication costs	–	–	–	(33,349)	(33,349)	–	(33,349)

Stockholders' equity, December 31, 2020	86,499.120	$865	$27,417,595	$20,618,506	$48,036,966	$370,413	$48,407,379

(1) 200,000 shares authorized, $0.01 par value; 86,499.120 shares issued and outstanding at December 31, 2020.

The accompanying notes are an integral part of these consolidated statements.

F-5

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities
Net income (loss)	$115,983	$(124,401)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Provision for bad debts and loan losses	110,222	110,191
Depreciation and amortization	198,279	189,837
Net gain on sales of real estate	(11,185)	(21,023)
Deferred origination fees amortization	(29,634)	(15,871)
Impairment of investment in real estate	–	143,000
(Increase) decrease in assets
Accrued income	(36,902)	86,065
Accounts receivable	(196,914)	(126,827)
Prepaids and other assets	27,607	(117,618)
Interest accrued on mortgage and operating lines of credit receivables	(13,408)	(68,874)
Increase (decrease) in liabilities
Accounts payable and accrued expenses	(45,596)	69,965

Net cash provided by operating activities	118,452	124,444

Cash flows from investing activities
Proceeds from sales of investments in real estate	19,130	56,150
Purchases of investments in real estate, at cost	(7,392,439)	(4,489,168)
Issuance of mortgage notes	(3,530,178)	(2,225,500)
Principal payments received on mortgage notes	384,758	1,738,460
Net issuance of operating lines of credit receivable	(1,339,425)	–
Origination fees received	30,633	16,830

Net cash used in investing activities	(11,827,521)	(4,903,228)

 (Continued)

The accompanying notes are an integral part of these consolidated statements.

F-6

Iroquois Valley Farmland REIT, PBC

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Years ended December 31, 2020 and 2019

	2020	2019

Cash flows from financing activities
Net borrowings (repayments) on lines of credit	$–	$(250,000)
Proceeds from mortgages payable	2,204,300	–
Repayments on mortgages payable	(30,401)	(5,825,873)
Proceeds from notes payable, unsecured	2,105,000	5,010,000
Repayments of notes payable, unsecured	(1,365,000)	(135,000)
Proceeds from note payable, paycheck protection program	103,528	–
Payment of syndication costs	(33,349)	(70,212)
Contributions from stockholders	12,090,042	8,311,859
Contributions from noncontrolling interests	–	350,000
Distributions to noncontrolling interests	(1,805)	–
Redemptions paid to stockholders	(1,221,422)	(1,891,148)
Dividends paid to stockholders	(211,699)	–
Payments received on notes receivable from stockholders	–	30,000

Net cash provided by financing activities	13,639,194	5,529,626

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,930,125	750,842

Cash and cash equivalents, beginning of period	1,629,184	878,342

Cash and cash equivalents, end of period	$3,559,309	$1,629,184

Supplemental disclosure of cash flow information
Cash paid for interest expense	$463,323	$453,525

Supplemental disclosure of noncash activities
Dividends paid to stockholders reinvested as contributions from stockholders	$110,183	$–

Payments on notes receivable from stockholders through reduction of accrued bonus	$3,379	$–

The accompanying notes are an integral part of these consolidated statements.

F-7

Iroquois Valley Farmland REIT, PBC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2020 and 2019

NOTE A - NATURE OF OPERATIONS

Iroquois Valley Farms LLC (the Operating Company), was formed in 2007 for the purpose of providing secure land access to organic farming families. Effective December 31, 2016, the Company was reorganized by its members contributing 99% of their membership interests to Iroquois Valley Farmland REIT, PBC (the Parent Company) and 1% of their membership interest in the Company to Iroquois Valley Farmland TRS, Inc. (the TRS Subsidiary), a wholly owned subsidiary of Iroquois Valley Farmland REIT, PBC.

The Company positively impacts local, sustainable and organic agriculture through leasing farmland and mortgage funding with a focus on the next generation of organic farmers. The farmland purchased or financed by the Company is operated primarily by mid-size farm families that run their own sustainable farm business. Investments made by the Company are funded with new debt and/or equity. The Company operates as a self-administered and self-managed real estate investment trust (REIT), under the Internal Revenue Code.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

1.  Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Iroquois Valley Farmland REIT, PBC and its wholly-owned subsidiaries, the Operating Company and the TRS Subsidiary (collectively, the Company).  Current accounting standards clarify the identification of a variable interest entity ("VIE") and determine under what circumstances a VIE should be consolidated with its primary beneficiary. The Company has determined that MT Hi-Line, LLC has met the criteria of a VIE under the accounting standard related to consolidation of VIEs and that consolidated is required. MT Hi-Line, LLC is dependent on the support of the Company and was established for the purpose of managing an investment in farmland. All significant intercompany accounts and transactions are eliminated in consolidation.

2.  Balance Sheet Presentation

The operations of the Company involve a variety of real estate transactions and it is not possible to precisely measure the operating cycle of the Company. The consolidated balance sheet of the Company has been prepared on an unclassified basis in accordance with real estate industry practices.

F-8

3. Investments in Real Estate

Investments in real estate consists of the following properties, at net book value at December 31, 2020 and 2019:

	Location		Net Book Value	Net Book Value
Property Name	(County, State)	Date Acquired	at 12/31/2020	at 12/31/2019
Iroquois Valley East and West Farms	Iroquois, IL	2007 and 2008	$1,232,012	$1,260,194
Denker Farm	Livingston, IL	March 22, 2011	1,487,178	1,499,728
Pleasant Ridge Farm	Livingston, IL	May 18, 2011	497,520	497,207
Old Oak Farm	Huntington, IN	August 20, 2012	926,498	928,023
Red Oak Farm	Boone, IN	November 15, 2012	831,802	831,802
Rock Creek Farm	Will, IL	October 9, 2012	712,417	591,709
Hedge Creek Farm	Will, IL	December 28, 2012	636,005	636,418
Mary Ellen's Farm	Iroquois, IL	January 30, 2013	1,081,351	1,084,121
Mooday and	Boone and
Jackman Farms	Montgomery, IN	February 15, 2013	1,031,963	1,031,963
Shiawassee Farm	Shiawassee, MI	May 8, 2013	1,063,811	1,074,584
One Bottom Farm	Iroquois, IL	November 21, 2013	354,846	354,846
Sparta Woods Farm	Noble, IN	December 20, 2013	1,032,345	1,032,345
Two Roads Farm	Shelby, IL	March 11, 2014	2,297,335	2,313,692
Union Fair Farm	Knox, ME	April 2, 2014	381,174	410,257
Healing Ground Farm	Rockcastle, KY	June 17, 2014	127,001	127,001
Mystic River Farm	Monroe, WV	September 10, 2014	598,385	588,696
Brindle Farm	Allen, IN	September 19, 2014	521,501	522,475
Lakeville Farm	St. Joseph, IN	November 14, 2014	2,115,018	2,125,720
South Grove Farm	Dekalb, IL	February 12, 2015	726,383	728,558
Mackinaw Farm	Ford, IL	February 20, 2015	1,017,129	1,017,129
Saginaw Bay Farm	Tuscola, MI	April 14, 2015	1,734,243	1,747,035
Jubilee Farm	Elkhart, IN	October 28, 2015	543,634	543,634
Yoder Farm	Allen, IN	November 24, 2015	536,052	536,524
Tower Road Farm	Dekalb, IL	February 29, 2016	834,520	835,613
Bahasaba Farm	Hill, MT	April 12, 2016	225,201	225,201
Lake Wawasee Farm	Noble, IN	April 21, 2016	668,200	669,663
Tippecanoe Farm	Kosciusko, IN	August 8, 2016	812,781	812,781
Susquehanna Farm	Chenago, NY	October 12, 2016	520,092	534,796
Flat Rock	Seneca, OH	May 15, 2017	2,878,073	2,878,073
Creambrook	Augusta, VA	May 22, 2017	1,236,300	1,236,666
Cottonwood	Hill, MT	September 1, 2017	1,010,797	1,020,095
South Fork	Livingston, IL	October 16, 2017	$2,187,794	$2,175,440
Battle Creek	Dekalb, IL	November 10, 2017	1,517,102	1,379,380
White River	Daviess, IN	May 24, 2018	1,908,744	1,910,688
Hidden Pasture	Schoharie, NY	July 24, 2018	298,204	304,456
Ten Mile	Lucas, OH	November 29, 2018	326,961	282,177
MT Hi-Line	Shelby, MT	January 17, 2019	1,559,697	1,559,697
Rock Creek North	Will, IL	November 11, 2019	1,282,053	1,282,053
Money Creek	McClean, IL	December 9, 2019	1,380,452	1,379,382
Eldert	Iroquois, IL	January 13, 2020	1,387,376	–
Parish	Kankakee, IL	April 29, 2020	1,876,500	–
Rock Creek East	Will, IL	May 4, 2020	654,781	–
Peterson	Iroquois, IL	June 8, 2020	429,000	–
Rock Creek West	Will, IL	November 4, 2020	597,061	–
Rock Creek 30	Will, IL	November 10, 2020	243,000	–
Sugar Creek	Boone, IN	October 6, 2020	1,848,200	–

			$47,168,492	$39,969,822

F-9

Investments in real estate are carried at cost, less accumulated depreciation. On a continuous basis, management assesses whether there are any indicators, including property performance and general market conditions, that the value of the investments in real estate may be impaired.  The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the undiscounted cash flows estimated to be generated from those assets. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to make estimates of these cash flows related to the assets, as well as other fair value determinations. To determine the estimated fair value, management  utilizes independent third-party analyses for those properties owned for more than one year.  At a minimum of once every three years the independent analysis is completed by a certified appraiser or licensed real estate professional. The methods employed in the valuation generally consider one or more of the following methods: the sales comparison approach (which uses the market for comparable properties), income capitalization approach (which considers income - generating potential of the property and anticipated rate of return), and the cost approach.

If indicators of impairment are present, management will estimate based on land appraised values if an impairment of the carrying cost has occurred. If the appraised value is less than the net carrying value of the property an impairment loss will be recorded. During 2020, the Company evaluated the investments in real estate for indicators of impairment and noted none. During 2019, the Company evaluated the investments in real estate for indicators of impairment and noted indicators were present related to one property, Union Fair Farm. As a result, an impairment charge of $143,000 is recorded for the year ended December 31, 2019.

The Company's policy is to depreciate land improvements, machinery, equipment, buildings and building improvements over the estimated useful lives of the assets by use of the straight-line method, as indicated in the following table.

Land improvements, machinery and equipment	7 - 25 years
Buildings and building improvements	15 - 20 years

The cost of repairs and maintenance is charged to expense as incurred; significant improvements and betterments are capitalized. All investments in real estate are leased to tenants under operating leases.

4. Cash Equivalents

The Company maintains the majority of its cash balances with a lender which holds the mortgages on certain investments (see Note E). These cash equivalents are not restricted and can be withdrawn at any time without penalty.

5. Accrued Income, Accounts Receivable and Mortgage Interest Receivable

Accrued income consists of estimates of tenant farmer obligations due to the Company in accordance with the variable farm revenue and crop income as stated in the lease agreement. Estimates of variable farm revenues are based on a calculation of farm revenues exceeding a certain price point per acre (as defined in the individual lease agreements) and the excess being partially due to the Company. Crop income is income related to a crop share arrangement with one of the Company's farmers. Accounts receivable are uncollateralized tenant obligations due under normal trade terms. Mortgage interest receivable is mortgage interest income due to the Company. Management individually reviews all accrued income and receivables and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

The carrying amount of accrued income, accounts receivable and mortgage interest receivable are reduced by valuation allowances, if necessary, that reflect management's best estimate of recorded receivables which may be uncollectible based on specific information about tenant accounts, past loss experience, and general economic conditions. Bad debts are written off against the allowance for doubtful accounts when they are determined to be uncollectible.

6.  Syndication Costs

Syndication costs represent costs incurred in connection with the syndication of REIT stock, including in 2020 and 2019 expenses related to the non-accredited investor offering. These costs are reflected as a direct reduction of stockholders' equity. Syndication costs of $33,349 and $70,212 were incurred for the years ended December 31, 2020 and 2019, respectively.

F-10

7. Revenue Recognition

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which provides a five-step analysis of contracts to determine when and how revenue is recognized and replaces most existing revenue recognition guidance in U.S. generally accepted accounting principles. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. Topic 606 is effective for annual reporting periods beginning on December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company adopted Topic 606 as of January 1, 2019, and has elected the modified retrospective method of adoption. The Company's revenues consist of rental income, mortgage income, and related other income which are specifically excluded from the scope of Topic 606. The Company has determined that the new guidance does not have a significant effect on reported amounts and, as a result, no adjustment to equity as of January 1, 2019 is required. Adoption of the new guidance resulted in no material changes to the Company's accounting policies for revenue recognition.

Leases

The FASB issued ASU 2016-02, Leases, (Topic 842) (ASU 2016-02), in February 2016. The Company adopted Topic 842 as of January 1, 2019 under the modified retrospective method. In connection with the adoption the Company elected to use the following practical expedients: (1) Election to not apply guidance in Topic 842 to leases that qualify as short-term leases; (2) Election not to separate non-lease components and record at the same rate as rental income (straight-line), most significantly certain tenant reimbursements of real estate tax expenses, from the associated lease components, resulting in the Company presenting all revenues associated with leases as rental income on the accompanying statements of operations; (3) Election to not reassess the lease classification for any existing leases and the initial direct costs for existing leases. As the Company's lessor leases are substantially for land the Company expects to derive the residual value of the land at the end of the lease term which is expected to be substantially the same as the current book value.

Rental income is recognized when earned as provided under the lease agreements with tenants. All leases between the Company and its tenants are classified as operating leases.  Lease reimbursements represent real estate taxes and property insurance, which are billed to tenants pursuant to the terms of the lease.  Lease reimbursements are recognized as earned in the same period the expenses are incurred.

Mortgage Interest Income

Mortgage and operating lines of credit interest income is recognized when due as provided under the agreements in place. Deferred origination fees are amortized to interest income ratably over the life of the related agreements.

Grant Revenue

The Company has elected to account for government grants in accordance with IAS 20. Under IAS 20, government grants are recognized as income when it is probable that the Company will comply with the conditions of the grant and that the grant will be received. The Company recognizes proceeds under grant programs in a systematic basis over the period in which the Company recognizes as expenses the related costs for which the grant is intended to compensate. The Company has further elected to record the grant income separately from the related expenses.

8. Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification.  The Company must meet certain requirements to be eligible, including distribution requirements and other asset and income tests. Management intends to adhere to these requirements and maintain the REIT status. As a REIT, the Company will generally not be liable for U.S. federal corporate income taxes, thus no provision is included in the accompanying consolidated financial statements. The Company has also elected taxable REIT subsidiary status for the TRS Subsidiary which allows for activities that do not qualify as rents from real property.

F-11

9. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgments. The provision for credit losses is considered a significant estimate, see Note C for the Company's policies on risk rating of the mortgage, operating line of credit and lease portfolio. The fair value of compensation expense related to membership options is considered a significant estimate due to the variability of estimates of expected life, risk-free interest rate, expected dividends, and volatility utilized in the calculation of fair value.  While management's estimates of fair value of compensation expense are reasonable, the actual results could differ and have a significant impact on the financial statements.

10. Significant Accounting Standard Applicable In Future Years

Allowance for Loan and Lease Losses

The FASB issued ASU 2016-13, Financial Instruments - Credit Losses, (Topic 326) (ASU 2016-13), in June 2016. ASU 2016-13 will require entities to update their credit loss model to the current expected credit losses (CECL) model. This CECL model will require entities to estimate the credit losses expected over the life of an exposure (or pool of exposures). While the Company is a public business entity, the Company qualifies as a small reporting company and therefore, ASU 2016-13 is effective for the Company's December 31, 2023 financial statements and thereafter.

NOTE C - MORTGAGE NOTES AND OPERATING LINES OF CREDIT RECEIVABLE

The Company established a farmland financing policy to provide mortgages and operating lines of credit financings for organic and sustainable farmers to purchase farmland to achieve certified organic standards. The Company's financing policy requires extensive background and credit checks and that each farmland mortgage and line of credit be collateralized by farmland appraised at a minimum value of 1.33 times the value of the loan. The financing policy also limits the outstanding loans on farmland to 35% of the Company's total farmland assets (defined as investments in real estate, at cost plus mortgage notes receivable).

Mortgage notes and operating lines of credit receivables are reported at their outstanding principal balances net of any allowance for doubtful accounts and unamortized origination fees. Origination fees received are deferred and recognized as adjustments to mortgage interest income over the lives of the related mortgage notes. The outstanding mortgage notes receivable generally require monthly interest only payments for the first five years with principal and interest payments thereafter. Select mortgage notes require principal and interest payments throughout the term of the notes. Prepayments are allowed. Operating lines of credit generally require monthly interest only payments throughout the term. Mortgage notes and operating lines of credit receivable are collateralized by real estate and improvements thereon. Interest income recognized related to mortgage notes receivable totaled $754,203 and $684,401 during the years ended December 31, 2020 and 2019, respectively.  Interest income recognized related to operating lines of credit totaled $61,498 and $11,250 during the years ended December 31, 2020 and 2019, respectively.

Management closely monitors the quality of the mortgage notes and operating lines of credit receivable portfolio and has established a review process designed to help grade the quality and profitability of the Company’s mortgage notes and operating lines of credit receivable portfolio. The Company utilizes an internal risk rating system to evaluate credit risk. It assigns an internal risk rating based on an assessment of each borrower’s financial condition. The credit quality grade helps management make a comparable assessment of each  mortgage notes and operating lines of credit receivable’s credit risk.

F-12

Using this data, the Company evaluates liquidity, financial strength, management effectiveness, and operating efficiency and assigns one of four ratings: performing, watch, at-risk, and default. The Company establishes an allowance for loan losses to reserve against potential losses from non-performing loans. An allowance for loan loss is established when the outstanding principal balance exceeds 80% of the appraised value of the underlying collateral. A reserve for uncollectible interest receivable is established based on the assigned risk rating of the underlying loan. The following tables present the Company's mortgage notes receivable and operating lines of credit receivable and status as of and for the years ended December 31, 2020 and 2019:

Summary of Mortgage Notes Receivable as of December 31, 2020 and 2019
		Reserve for		Reserve for
	Outstanding	Interest	Outstanding	Interest
Rating	Balance	Receivable	Balance	Receivable
Type	12/31/2020	12/31/2020	12/31/2019	12/31/2019
Performing	$7,380,065	$–	$4,559,866	$137
Watch	5,042,361	6,580	4,329,395	18,984
At-risk	2,328,817	16,806	1,349,924	2,904
Default	815,767	2,596	2,182,404	57,229

Total loans	$15,567,010	$25,982	$12,421,589	$79,254
Allowance for loan losses	(92,750)		(75,499)
Net deferred origination fees	(64,827)		(63,849)

Net loans	$15,409,433		$12,282,241

Maximum available balance	$15,874,416
Interest rate range	4.75 - 7.00%		4.00 - 6.00%
Maturity date range	2021 - 2050		2020 - 2048

Summary of Operating Lines of Credit as of December 31, 2020 and 2019
		Reserve for		Reserve for
	Outstanding	Interest	Outstanding	Interest
Rating	Balance	Receivable	Balance	Receivable
Type	12/31/2020	12/31/2020	12/31/2019	12/31/2019
Performing	$725,161	$–	$502,500	$–
Watch	652,278	–	–	–
At-risk	36,051	–	–	–
Default	428,435	–	–	–

Total loans	$1,841,925	$–	$502,500	$–
Allowance for loan losses	(31,762)		–
Net deferred origination fees	–		–

Net loans	$1,810,163		$502,500

Maximum available balance	$2,085,000		$502,500
Interest rate range	5.50 - 7.00%		6.00%
Maturity date range	2021 - 2023		2022

F-13

NOTE D - REVOLVING LINES OF CREDIT

The Company has a $1,000,000 line of credit with a lender which expires on January 15, 2022. There was no outstanding balance on the line as of December 31, 2020 and 2019. Interest is payable monthly at the bank's prime rate (4.50% and 4.75% at December 31, 2020 and 2019, respectively, as defined in the agreement) reduced by an applicable margin (0.50%). The line is collateralized by the Lakeville Farm. The Company is subject to certain restrictive covenants.

During 2019, the Company entered into a $2,500,000 line of credit with a lender that is interest only through May 1, 2024 and interest and principal through maturity on May 1, 2049. There were no outstanding borrowings at December 31, 2020 and 2019 on the line of credit. Interest is payable annually at the bank's adjusted one-month LIBOR (0.14% and 1.75% at December 31, 2020 and 2019, respectively) base rate plus an applicable margin (2.50%). The line is collateralized by real estate in the IL counties of Iroquois and Shelby. The Company is subject to certain restrictive covenants.

The Company has a $250,000 line of credit with a lender who services certain mortgages payable (see Note E) which expired on November 10, 2020. There were no outstanding borrowings as of December 31, 2020 and December 31, 2019. Interest was payable monthly at the WSJ published bank prime rate (3.25% and 4.75% at December 31, 2020 and 2019, respectively, as defined in the agreement) reduced by an applicable margin (0.40%). The line was collateralized by the Tower Road Farm. The Company was subject to certain restrictive covenants.

During 2020, the Company entered into a $1,000,000 line of credit with a lender who services certain mortgages payable (see Note E) which expires on November 10, 2023. There were no outstanding borrowings as of December 31, 2020. Interest is payable monthly at the bank's adjusted one-month LIBOR (0.14% at December 31, 2020) base rate plus an applicable margin (2.10%), with a floor of 3.10%. The line is collateralized by the Tower Road Farm. The Company is subject to certain restrictive covenants.

Aggregate interest expensed during the years ended December 31, 2020 and 2019 was approximately $24,900 and $16,600, respectively related to the lines of credit. There was approximately $14,900 and $0 of accrued interest at December 31, 2020 or 2019, respectively.

NOTE E - MORTGAGES PAYABLE

Mortgages payable at December 31, 2020 and 2019 consists of the following:

	2020	2019
Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.15% through November 1, 2017, with a final maturity in November 2047. After November 1, 2017, the mortgage requires principal and interest payments in semi-annual payments through maturity. The note is collateralized by the Flat Rock farm.	$1,309,429	$1,339,830

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.05% through April 30, 2021, with a final maturity in November 2050. Beginning May 1, 2021, the mortgage requires principal and interest payments in semi-annual payments of $24,287 through maturity. The note is collateralized by the Parish farm.	950,300	–

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.00% through July 31, 2021, with a final maturity in February 2051. Beginning August 1, 2021, the mortgage requires principal and interest payments in semi-annual payments of $8,380 through maturity. The note is collateralized by the Rock Creek East farm.	330,000	–

Mortgage note payable, in semi-annual interest only payments at a fixed rate of 3.00% through September 30, 2021, with a final maturity in April 2051. Beginning October 1, 2021, the mortgage requires principal and interest payments in semi-annual payments of $23,464 through maturity. The note is collateralized by the Sugar Creek farm.	924,000	–

	$3,513,729	$1,339,830

F-14

Certain mortgages payable agreements include interest rate adjustment periods after the fixed rate periods expire, as described above. Aggregate interest expensed during the years ended December 31, 2020 and 2019 was approximately $68,300 and $76,800, respectively, related to the mortgages payable. Accrued interest at December 31, 2020 and 2019 totaled $24,956 and $13,843, respectively, related to the mortgages payable.

Future debt maturities for the years ending December 31 are as follows:

2021	$64,409
2022	78,203
2023	80,550
2024	82,966
2025	85,455
Thereafter	3,122,146

$3,513,729

NOTE F - NOTES PAYABLE, UNSECURED-RELATED PARTY TRANSACTIONS

The Company has borrowed through issuances of unsecured notes payable to finance the Company’s farmland investments. The debt consists of individual promissory notes issued across multiple series and term notes.

Beginning February 7, 2017, the Company issued an offering of promissory notes titled “Soil Restoration Notes” at a maximum offering of $5,000,000. That offering was replaced with a similar offering of Soil Restoration Notes on June 15, 2018. On December 12, 2019, the offering of 2018 Soil Restoration Notes was closed at a final subscription amount of $6,100,000. Beginning March 1, 2020, the Company issued an offering of Soil Restoration Notes at a maximum offering of $10,000,000. All 2017 Soil Restoration Notes matured on July 15, 2020 and noteholders were allowed to rollover their balances to a 2020 Soil Restoration Note. Soil Restoration Notes totaling $2,295,000 were transferred to new 2020 Soil Restoration Notes. Additional Soil Restoration Notes advanced during 2020 and 2019 aggregated $2,105,000 and $5,010,000, respectively. In accordance with the Soil Restoration Notes, the Company also funds an organic transition pool to support the tenants and farmers during the organic transition period by primarily providing financial assistance to projects geared toward improving soil quality. See Note L for a description of a grant received which has reduced the costs associated with issuing the notes. Soil Restoration Notes totaling $10,500,000 and $8,250,000 were outstanding as of December 31, 2020 and 2019, respectively. Soil Restoration Notes are issued as individual promissory notes which bear interest between 0.00% and 2.50%, payable semiannually on January 15 and July 15th. Principal is due in full at maturity, which ranges between 2021 and 2025. Soil Restoration Notes are uncollateralized.

Other promissory notes and term notes, totaling $5,980,000 and $7,490,000 as of December 31, 2020 and 2019, respectively, have interest due semi-annually, ranging from 1.00% to 3.50% with principal due in full at maturity. The notes have various original maturity dates from 2021 through 2026. One series includes an automatic renewal for one year upon maturity date, unless the notes are terminated by either the Company or payee. The notes are uncollateralized.

Aggregate interest expensed during the years ended December 31, 2020 and 2019 was approximately $349,200 and $345,000, respectively, related to the notes payable. Accrued interest at December 31, 2020 and 2019 totaled $162,548 and $187,716, respectively, related to the notes payable. Aggregate notes payable due to related parties, which consists entirely of stockholders, aggregated approximately 32%, or $5,197,500 and 37%, or $5,862,500 of the total notes payable at December 31, 2020 and 2019, respectively. Interest expensed on the related parties notes totaled approximately $112,000 and $130,000 during the years ended December 31, 2020 and 2019, respectively.

Future original maturities of the aggregate notes payable as of December 31, 2020 are as follows:

2021	$850,000
2022	935,000
2023	7,060,000
2024	916,667
2025	5,316,667
Thereafter	1,401,666

$16,480,000

F-15

NOTE G - NOTE PAYABLE, PAYCHECK PROTECTION PROGRAM

On April 23, 2020, the Company entered into a $103,528 U.S. Small Business Administration ("SBA") Paycheck Protection Program note payable.  The note payable incurs interest at a fixed rate of 1.00% and is set to mature on April 23, 2022. The note is unsecured and is eligible for forgiveness subject to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). For any amounts that are not forgiven, principal and interest payments will be made in equal installments after a 10 month deferral period, as defined in the CARES Act. As of December 31, 2020, the note payable has not been forgiven by the Small Business Administration, but the Company has applied for full forgiveness. Any request for forgiveness is subject to approval by the lender and the SBA, including review of qualifying expenditures and salary levels. The Company submitted a request for forgiveness of the entire loan balance in July 2020. However, there can be no assurance given that any portion of the note payable will be forgiven. If the loan is not forgiven, principal payments of approximately $77,500 and $26,000 are due for the years ending December 31, 2021 and 2022, respectively.

NOTE H - RENTAL INCOME

The Company leases its real estate to farm operators generally under five year initial terms. The leases automatically renew for two year terms following the initial term and any subsequent renewals. The leases are structured as variable cash, fixed cash or crop-share operating lease agreements. Variable cash lease agreements include minimum base rent plus a variable component, if applicable, based on total farm revenues. All leases require the farm tenant to maintain federal crop insurance on insurable crops for the duration of the lease. Rental income consists of fixed lease payments of $1,360,471 and $1,080,523, variable lease payments of $50,000 and $37,022, and lease reimbursements of $158,128 and $143,305 for the years ended December 31, 2020 and 2019, respectively. The Company manages risk associated with the residual value of its leased assets by leasing primarily land to lessees which management believes will maintain the residual value consistent with the current book value.

Future minimum base rentals on noncancelable operating leases for the years ending December 31 are as follows:

2021	$1,395,009
2022	950,969
2023	425,714
2024	387,954
2025	387,954
Thereafter	488,685

$4,036,285

NOTE I - STOCK OPTION PLAN

The Company provides for the grant of incentive options to purchase stock to certain officers of the Company. The agreements allow the option holders to purchase stock of the Company at a stated price during a specified period of time (generally 10 - 15 years). Option awards are generally granted with an exercise price equal to the fair market value of the stock at the date of grant. Options generally vest over three years.

The Company has granted options to certain staff members and consultants. In 2020, 75 options were exercised at $568 per share and none were granted. In 2019, 394 options were exercised ranging from $508 to $552 per share and none were granted.

The fair value of each option is estimated on the date of grant based on the Black-Scholes option pricing model. An expected volatility factor was based on comparable farmland values and public companies and was used in computing the option-based compensation during prior years. The annual rate of dividends is expressed as a dividend yield which is a constant percentage of the share price. The expected life of an option represents the period of time that an option is expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the 10-year U.S. Treasury note in effect at the time of grant (expected lives are 10 - 15 years).

There was no option-based compensation expense recognized in the statements of operations for the years ended December 31, 2020 or 2019.

F-16

The fair value of each option granted during previous years was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Expected life	10 - 15 years
Risk-free interest rate	1.78% - 3.47%
Expected dividends	0.00%
Volatility	10% - 29%

Option activity for the year ended December 31, 2020 is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2020	1,869	$543.80	8 years
Granted	–	–	N/A
Exercised	(75)
Cancelled/forfeited	–

December 31, 2020	1,794	$542.97	7 years

Exercisable at December 31, 2020	1,794		7 years

'There were no options vested during the year ended December 31, 2020.

Option activity for the year ended December 31, 2019 is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining
	Subject to	Exercise	Contractual
	Option	Price	Term

January 1, 2019	2,263	$543.80	11 years
Granted	–	–	N/A
Exercised	(394)
Cancelled/forfeited	–

December 31, 2019	1,869	$543.80	8 years

Exercisable at December 31, 2019	1,869		8 years

There were no options vested during the year ended December 31, 2019.

NOTE J - CONCENTRATIONS OF RISK AND UNCERTAINTIES

1.   Uninsured Cash

The Company maintains its cash balances at financial institutions located in the United States. These cash balances are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to certain limits. The Company may, from time to time, have balances in excess of FDIC insured deposit limits. The Company also maintains cash balances with its lender (see Note B-4), which is not a federally insured institution. The Company has approximately $3,217,000 of uninsured cash at December 31, 2020.

F-17

2.   Real Estate Concentration

The Company's investments in real estate, at cost, are significantly concentrated within holdings of agriculture within the United States (see Note B-3). The general health of that industry could have a significant impact on the fair value of investments held by the Company.

3.   COVID -19

The direct and indirect impacts of the current COVID-19 outbreak on the Company’s investments in real estate, borrowers, operations, and financing arrangements are currently unknown, as is the duration and severity of any impacts that the Company may experience. The Company has not experienced significant payment delays for leases and loans.  While the Company's results of operations, cash flows and financial condition have not been significantly impacted through December 31, 2020, the Company continues to monitor the aging of its receivables, cash collections from tenants, and occupancy rates. Due to the uncertainty, the extent of any future impact cannot be reasonably estimated at this time.

NOTE K - OPERATING LEASE OBLIGATIONS

The Company leases various office spaces under the terms of operating leases, which are month-to-month or expire at various dates through September 2021. Monthly payments under the leases aggregate $2,385. Total rent expense was $28,620 and $32,335, respectively, for the years ended December 31, 2020 and 2019.

As of December 31, 2020, future minimum lease payments required under the operating lease are as follows:

2021	$16,605

$16,605

NOTE L - CONSERVATION INNOVATION GRANTS - GAIN CONTINGENCY

In the fall of 2016, the Company was awarded a Conservation Innovation Grant from the National Resources Conservation Service, a division of the United States Department of Agriculture. The grant became effective on December 2, 2016 and expired on September 30, 2020 as defined in the agreement. In 2019, the Company was awarded an additional grant for the CIG that expires on September 30, 2022. Under the terms of the grants, the Company receives reimbursement for certain expenses associated with the Soil Restoration Notes offerings that were issued (see Note F), developing additional innovative note products, and other qualified expenses. The payments under the grants during the years ended December 31, 2020 and 2019 were approximately $260,000 and $288,000, respectively, and have been included as grant revenue in the accompanying statements of income. Given the contingent nature of the grants the Company has not recorded the full grant amounts as an asset related to future reimbursement payments. The Company has recorded a receivable from the grants totaling $66,549 and $54,092 at December 31, 2020 and 2019, respectively, which is included in prepaids and other assets in the accompanying financial statements.

NOTE M - RECLASSIFICATIONS

Certain reclassifications have been made to the 2019 consolidated financial statements to conform to the 2020 presentation.

NOTE N - SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 23, 2021, the date that these financial statements were available to be issued. Management has determined that no events or transactions, other than as described below, have occurred subsequent to the balance sheet date that require disclosure in the financial statements.

During January 2021, the Company purchased 420 acres of farmland in Boone County, IN for approximately $3,375,000.

During March 2021, the Company purchased 128 acres of farmland in Kankakee County, IL for approximately $907,000.

Between January 1, 2021 and April 23, 2021, the Company issued $3,114,717 of mortgage loans and $220,000 of operating lines of credit.

Between January 1, 2021 and April 23, 2021, the Company issued approximately $3,271,840 of REIT stock.

F-18

Item 8. Exhibits

INDEX TO EXHIBITS

2.1*	Certificate of Incorporation of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
2.2*	Bylaws of Iroquois Valley Farmland REIT, PBC (incorporated by reference to Exhibit 2(b) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
3.1*	Stock Redemption Program (incorporated by reference to Exhibit 3(a) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
3.2*	Form Soil Restoration Note (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 1-K filed May 22, 2020)
3.3*	Dividend Reinvestment Plan (incorporated by reference to Exhibit 3.01 to the Company’s Semi-Annual Report filed September 28, 2020)
4.1*	Subscription Agreement (incorporated by reference to Exhibit 4(i) to the Company’s Offering Statement on Form 1-A/A filed July 10, 2020)
6.1*	Stock Option Agreement – David Miller (incorporated by reference to Exhibit 6(ii) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.2*	Stock Option Agreement – John Steven Bianucci (incorporated by reference to Exhibit 6(iv) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.3*	Stock Option Agreement – John Steven Bianucci (incorporated by reference to Exhibit 6(v) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.4*	Stock Option Agreement – John Steven Bianucci (incorporated by reference to Exhibit 6(vi) to the Company’s Offering Statement on Form 1-A/A filed April 26, 2019)
6.5*	Agreement for Certified B Corporations and Iroquois Valley's Public B-Lab Profile (incorporated by reference to Exhibit 6(xiv) to the Company’s Offering Statement on Form 1-A/A filed July 10, 2020)
6.6**	Promissory Note for Line of Credit – Compeer Financial
6.7**	Promissory Note for Line of Credit – RSF Social Finance
6.8**	Promissory Note for Line of Credit – First Midwest Bank

* Filed previously

** Filed herewith

18

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evanston, Illinois, on April 30, 2021.

IROQUOIS VALLEY FARMLAND REIT, PBC
By:	/s/ Mark D. Schindel
Mark D. Schindel
Chief Financial Officer

Name	Title	Date

/s/ David E. Miller	Director and Chief Executive Officer	April 30, 2021
David E. Miller	(principal executive officer)

/s/ Mark D. Schindel	Chief Financial Officer	April 30, 2021
Mark D. Schindel	(principal financial officer and principal accounting officer)

/s/ Dr. Stephen P. Rivard	Director and Chairperson	April 30, 2021
Dr. Stephen P. Rivard

/s/ Andy Ambriole	Director	April 30, 2021
Andy Ambriole

/s/ Rory Beyer	Director	April 30, 2021
Rory Beyer

/s/ Dorothy D. Burlin	Director	April 30, 2021
Dorothy D. Burlin

/s/ Sally Dodge	Director	April 30, 2021
Sally Dodge

/s/ Arnold W. Lau	Director and Chief Operating Officer	April 30, 2021
Arnold W. Lau

/s/ Joseph Mantoan	Director	April 30, 2021
Joseph Mantoan

/s/ Malaika Maphalala	Director
Malaika Maphalala		April 30, 2021

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